The business combination described in this press release involve securities of Japanese companies. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. GL Sciences Inc. and Techno Quartz Inc. assume no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

May 10, 2024

To Whom It May Concern:

Company:	GL Sciences Inc.
Representative:	Yoshihiro Nagami President
(Code: 7705, TSE Standard Market)

Contact:	Osamu Serizawa Director; Executive Senior Manager, Administrative Div. (Tel: +081-3-5323-6633)

Company:	Techno Quartz Inc.
Representative:	Ikunobu Sonoda President & CEO (Code: 5217, TSE Standard Market)

Contact:	Toshihiro Asada Executive Officer, General Manager, Administrative Div. (Tel: +081-3-5354-8171)

Notice on Execution of Management Integration Agreement

and Preparation of Share Transfer Plan

Concerning Establishment of Joint Holding Company (Joint Share Transfer)

for GL Sciences Inc. and Techno Quartz Inc.

As announced in the “Notice of Execution of Memorandum of Understanding on Management Integration of GL Sciences Inc. and Techno Quartz Inc. Through Establishment of a Joint Holding Company (Joint Share Transfer)” dated February 9, 2024 (the “February 9 Press Release”), GL Sciences Inc. (“GL Sciences”) and Techno Quartz Inc. (“Techno Quartz”) executed a memorandum of understanding (the “MOU”) on such date regarding establishing a joint holding company and integrating their management (the “Management Integration”) by way of a joint share transfer (the “Share Transfer”), and have thereafter engaged in mutual consultation for the Management Integration. This notice is to inform you that GL Sciences and Techno Quartz have now executed a management integration agreement (the “Management Integration Agreement”) and jointly prepared a share transfer plan (the “Share Transfer Plan”) as follows, in accordance with the relevant resolutions adopted at their respective board of directors meetings held today.

1.	Background, Purpose and Method of Transitioning to the Management Integration by way of the Share Transfer
(1)	Background to Management Integration

　GL Sciences was established in 1968 for the manufacture and sales of gas chromatography column fillers and consumable parts. At present, GL Sciences principally engages in the development, manufacture and sales of gas/liquid chromatography equipment and consumable parts, etc. A stable demand for chromatography and other analytical instruments is expected to continue hereafter, in view of the use of such instruments in a wide range of fields, including: food and beverages; pharmaceuticals; cosmetics and perfumeries; environmental (water quality, air, and soil); metals and mining; petrochemicals; energy; automobiles; and public research institutions. However, due to intensified competition expected in the future, GL Sciences is working on current tasks such as: seizing overseas markets where growth can be expected; strengthening its development capabilities to enable the timely supply of products; and making strategic investments to ensure sustainable growth.

　Techno Quartz was established in 1976 as a subsidiary of GL Sciences, for the manufacture and sales of products for laboratory equipment. Subsequently, in 1978, it entered the field of quartz glass products for semiconductor manufacturing equipment, which has currently become its main business. While the semiconductor industry, to which Techno Quartz belongs, has a unique economic cycle known as the “silicon cycle,” the continuous expansion of the market has been recognized, owing to factors such as further digitalization based on the worldwide spread of smartphones and the explosive development of AI technologies. Although the semiconductor market continues to be in the adjustment phase, it is expected to recover in the second half of 2024. In addition, the amount of data to be processed is expected to further increase in the future in connection with 5G communications, the Internet of Things (IoT), AI and deep learning, and the full-scale implementation of automated driving, and it is presumed that the trends toward increased demand for semiconductors will continue on a medium-to-long term basis.

　While economic activities are moving towards normalization in Japan as a result of COVID-19 having been reclassified as a Class 5 disease, the future prospects of the Japanese economy continue to be unclear, principally due to a deteriorated outlook for the global economy resulting from the prolonged situation in Russia and Ukraine, as well as inflation caused by soaring energy prices and the further weakening of the Japanese yen, and the business environment has greatly changed for both GL Sciences and Techno Quartz. In their business activities since their foundation, the GL Sciences and Techno Quartz have both preserved the common basic philosophy of: “fully demonstrating their social roles to the public; enhancing the value of their existence; bringing happiness to each of their employees; and maintaining and further developing their companies.” “A stockholder and a staff show the sociality sufficiently to society, and raise the existence value, and win prosperity of a staff individual and make maintenance of an enterprise and development be, and distribute the technology and the benefit obtained from there among society justly.” In the difficult circumstances described above, both GL Sciences and Techno Quartz have identically come to recognize the need to build a solid management foundation that unites their corporate group more than ever and to combine their own respective strengths, in order to ensure sustainable growth for the group as a whole, and increase their corporate values and further contribute to the development of their stakeholders. It is for this reason that GL Sciences and Techno Quartz have decided to implement the Management Integration and have executed the Management Integration Agreement.

(2)	Purpose of Management Integration

　As described in 1.(1) above, the two companies, namely: (a) GL Sciences, which has a diverse range of customers, is not easily affected by macro trends, and has a solid business foundation of stably supporting the group’s profits; and (b) Techno Quartz, which is expected to achieve further market growth and has established its status in a niche field, will act as the core of the corporate group, and each of these two companies, as well as the group as a whole, will strive to make further leaps forward and achieve increased corporate value. More specifically, the Management Integration is expected to enable the accomplishment of the following measures and effects:

(i)	Capturing growth opportunities through strengthened group strategy functions and optimized management resource allocation

　In the ever-changing environment surrounding GL Sciences and Techno Quartz, optimizing the allocation of management resources across the group is considered to be of the utmost importance in achieving a sustainable increase in corporate value continuing into the future. In view of the fact that GL Sciences and Techno Quartz have until now been making decisions on an independent footing, and the structure of the group, which has two mutually different companies as its members, namely, (a) GL Sciences, which has a stable business foundation, and (b) Techno Quartz, which is affected by the economic cycle known as the “silicon cycle,” room for improvement is recognized in terms of investment and optimal resource allocation to be made for the growth of the group as a whole. The Management Integration is therefore considered to enable the allocation of management resources in a manner that can achieve the growth of the group as a whole in line with the business characteristics of GL Sciences and Techno Quartz, as well as active investments in the fields of growth.

　More specifically, it is considered that consolidating investment-related functions in the joint holding company will principally enable centralized administration and the accumulation of know-how which is currently dispersed across the group, as well as the formulation of strategies based on the overview of the group as a whole, implementation of investments in accordance therewith, and efficient development of human resources having professional expertise. In addition to conventional organic growth, inorganic growth will also be pursued by means of mergers and acquisitions.

　Furthermore, with regard to the strengthening of human resources, which has specifically been an issue for Techno Quartz that has rapidly grown along with the increasing demand for semiconductors, the Management Integration will enable the assignment of personnel, with an eye focused on the strategies of the group as a whole, whereby human resource aspects will be reinforced in both business operations and administration, and it is considered that this will result in supporting the further growth of Techno Quartz.

　Moreover, the Management Integration is expected to not only contribute to the optimized allocation of management resources, but also to business synergies such as the following between GL Sciences and Techno Quartz, on a medium-to-long term basis: joint development using their related technologies; sales expansion through approaches to their common and new customers; and the strengthening of sales functions through their mutual use of business bases.

(ii)	Improving management efficiency through the consolidation of administrative functions

Through the Management Integration, GL Sciences and Techno Quartz will have parallel positions under the umbrella of the joint holding company, and it is considered that this will allow for personnel exchanges, the engagement of various human resources, and career development opportunities, which could not be realized to date, as well as the further permeation of management philosophy, which the companies consider will enable the assignment of the right person to the right position across the group, and the achievement of improved operational efficiency and quality of the two companies as a result of their common functions being consolidated in the joint holding company.

　More specifically, the two companies are considering consolidating various operations such as: strategic operations in charge of company-wide strategies and resource allocations, etc.; administration operations in charge of managing general affairs, accounting, finance, investor relations, etc.; personnel operations in charge of recruitment, education, and training, etc.; IT operations in charge of IT research, the furtherance of digital transformation (DX), and the development of future system plans, etc. In addition, improving the efficiency and sophistication of such operations is not only expected to contribute to the strengthening of corporate functions and group governance, but also to the top-line synergy effects on a medium- to long-term basis, which will be achieved through the improved professionalism and productivity of the respective business divisions by freeing them from administrative work, as well as through activities such as further promoting sales and strengthening new product development capabilities.

(iii)	Maximizing value provided to stakeholders and expediting decision-making processes

　Under a holding company that has group strategy functions, GL Sciences and Techno Quartz will strive to increase the value to be provided to their stakeholders, including their shareholders, business partners and employees, by demonstrating synergies, and working toward the growth of the group as a whole.

　The issue of parent-subsidiary listing, which may create a structural conflict of interest, has been discussed as a corporate governance issue. With regard to the two companies mutually utilizing management resources, there is a recognized risk of certain restrictions or limitations arising in the future in their promoting such mutual utilization in a prompt and smooth manner, due to concerns about possible conflicts of interest between GL Sciences and Techno Quartz’s minority shareholders, as well as from the perspective of Techno Quartz securing independence. However, as a result of the Share Transfer, by causing the joint holding company to have the function of developing group-wide management strategies and thereby separating the development of management strategies from the execution thereof and delegating decision-making authority to GL Sciences and Techno Quartz concerning their business, as well as aligning interests within the group, GL Sciences and Techno Quartz consider that they can build a structure that allows them to pursue synergy effects through prompt decision-making and group-wide sharing of management resources.

By strengthening the group strategy functions through realizing the above measures and effects, the joint holding company aims to achieve consolidated net sales of 50 billion yen in the fiscal year ending March 31, 2027.

(3)	Method of transitioning to a holding company structure

GL Sciences and Techno Quartz will establish a joint holding company by way of a joint share transfer and will thereby transition to a holding company structure. As a result, GL Sciences and Techno Quartz will become the wholly-owned subsidiaries of such joint holding company to be established, and their shares will be delisted from the stock market. With regard to the shares of the joint holding company that are to be newly delivered to the shareholders of GL Sciences and Techno Quartz, a technical listing application is planned to be made to the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”), in order for such shares to be listed on the Tokyo Stock Exchange Standard Market. Accordingly, the planned policy is to substantially maintain the listing of the shares.

As from the date of implementation of the Management Integration, it is planned that GL Solutions Inc., a subsidiary of GL Sciences that promotes automatic recognition business, will also become a wholly-owned subsidiary of the joint holding company and directly owned thereby.

(4)	Governing body structure for the joint holding company

With regard to the governing body structure for the joint holding company, it has been agreed upon in the MOU that the joint holding company will be a company with an audit and supervisory committee, as specified in the February 9 Press Release.

(5)	Directors at the time of establishment of the joint holding company

At the time of its establishment, the joint holding company will have six (6) directors, including three (3) outside directors, and three (3) audit and supervisory board members, as specified in the February 9 Press Release. The candidates for the directors to assume office at the time of establishment of the joint holding company are planned to be as follows:

Planned Candidates to Assume Office as Representative Directors and Officers	Representative Director and President	Yoshihiro Nagami	President of GL Sciences (incumbent)
	Representative Director and Vice President	Ikunobu Sonoda	President of Techno Quartz (incumbent)
	Director	Osamu Serizawa	Director of GL Science (incumbent)
	Outside Director (Audit and Supervisory Board Member)	Takahiro Saito	Outside Director (Audit and Supervisory Board Member) of GL Sciences (incumbent)
	Outside Director (Audit and Supervisory Board Member)	Yumiko Nagasawa	Outside Director (Audit and Supervisory Board Member) of GL Sciences (incumbent)
	Outside Director (Audit and Supervisory Board Member)	Taketo Morita	Outside Director (Audit and Supervisory Board Member) of Techno Quartz (incumbent)

2.	Summary of the Share Transfer
(1)	Schedule for the Share Transfer
Board of directors meeting to approve the MOU (both companies)	Friday, February 9, 2024
Execution of the MOU (both companies)	Friday, February 9, 2024
Record date for annual meeting of shareholders (both companies)	Sunday, March 31, 2024
Resolution of board of directors meeting to approve the Integration Agreement and Share Transfer plan (both companies)	Friday, May 10, 2024 (today)
Execution of the Integration Agreement and preparation of the Share Transfer plan (both companies)	Friday, May 10, 2024 (today)
Annual meeting of shareholders to approve the Share Transfer plan (Techno Quartz)	Friday, June 21, 2024 (Scheduled)
Annual meeting of shareholders to approve the Share Transfer plan (GL Sciences)	Tuesday, June 25, 2024 (Scheduled)
Final trading date on the Tokyo Stock Exchange (both companies)	Thursday, September 26, 2024 (Scheduled)
Date of delisting from the Tokyo Stock Exchange (both companies)	Friday, September 27, 2024 (Scheduled)
Scheduled integration date (registration date of establishment of the joint holding company)	Tuesday, October 1, 2024 (Scheduled)
joint holding company Listing Date	Tuesday, October 1, 2024 (Scheduled)

* Shown above is the current schedule, and these dates are subject to change through mutual consultation between GL Sciences and Techno Quartz whenever necessary due to the need for such change in carrying out the procedures for the Management Integration and the Share Transfer, or for any other reason.

(2)	Method of the Share Transfer

A joint share transfer will be conducted, pursuant to which GL Sciences and Techno Quartz will both become the “wholly-owned subsidiaries in the share transfer,” and the joint holding company to be newly established will become the “wholly-owning parent company in the share transfer.”

(3)	Details of allotment pertaining to the Share Transfer

	GL Sciences	Techno Quartz
Share transfer ratios	1.00	2.10

(Note	1) Detailed matters on the allotment of shares pertaining to the Share Transfer

It is planned that one (1) share of the joint holding company’s common stock will be delivered for each share of GL Sciences’ common stock and that two point one zero (2.10) shares of the joint holding company’s common stock will be delivered for each share of Techno Quartz, respectively. If, as a result of the Share Transfer, there is any fraction of less than one (1) share in the respective numbers of shares of the joint holding company’s common stock that are required to be delivered to the shareholders of GL Sciences or Techno Quartz, the amount corresponding to such fraction of less than one (1) share will be paid to the relevant shareholders in accordance with the provisions of Article 234 of the Companies Act and other related laws and regulations; provided, however, that the share transfer ratios specified above are subject to change through mutual consultation between the two companies, if there is any material change in any of the conditions forming the basis for the calculation thereof.

(Note	2) Number of new shares to be delivered by the joint holding company (planned): 18,379,715 shares of its common stock

The number of shares specified above is calculated based on GL Sciences’ total number of issued shares of 11,190,000 shares (as of March 31, 2024), and Techno Quartz’s total number of issued shares of 3,900,000 shares (as of March 31, 2024). As GL Sciences and Techno Quartz are respectively planning that, before the Share Transfer takes effect, they will cancel their treasury shares which are currently held or may hereafter be newly acquired by them, within the range of such treasury shares that can be cancelled in practice, it is not planned that the shares of the joint holding company will be allotted for the treasury shares respectively held by GL Sciences and Techno Quartz as of March 31, 2024 (GL Sciences: 930,260 shares; Techno Quartz: 33,345 shares); provided, however, that, as the numbers of treasury shares to be actually cancelled before the effective date of the Share Transfer have not yet been determined, the aforementioned number of new shares to be issued by the joint holding company is subject to change.

(Note	3) Number of shares constituting one unit of shares of the joint holding company and handling of shares less than one unit

The number of shares constituting one unit of shares of the joint holding company shall be 100 shares.

The shareholders of GL Sciences and Techno Quartz to whom the shares of the joint holding company are allotted in any number less than one unit (i.e., 100 shares) as a result of the Share Transfer will be unable to sell their allotted shares on the Tokyo Stock Exchange or any other financial instruments exchange. However, it is possible for shareholders who may come to hold such shares less than one unit to demand the joint holding company to purchase such shares less than one unit held by them, in accordance with Article 192, Paragraph 1 of the Companies Act. In addition, since the joint holding company plans to include a provision in its Articles of Incorporation to the effect that the shareholders of the joint holding company who hold shares less than one unit are entitled to demand the joint holding company to sell them such number of the joint holding company’s shares which, together with the number of shares less than one unit held by them will constitute one unit, it is also possible for such shareholders to demand the joint holding company to sell them such number of the joint holding company’s shares which, together with the number of shares less than one unit held by them, will constitute one unit, in accordance with Article 194, Paragraph 1 of the Companies Act and such provision of the Articles of Incorporation.

(4)	Handling of share options and bonds with share options issued by the companies that are to become wholly-owned subsidiaries

　Neither GL Sciences nor Techno Quartz has issued any share options or bonds with share options.

(5)	Payment of dividends by the two companies based on the record date preceding the establishment of the joint holding company

GL Sciences is planning to pay a dividend of 70 yen per share of its common stock to the shareholders and registered share pledgees of shares of GL Sciences’ common stock who are stated or recorded in its final shareholder register as of March 31, 2024, on the premise that a resolution to such effect will be adopted at its annual meeting of shareholders to be held on June 25, 2024.

Techno Quartz is planning to pay a dividend of 130 yen per share of its common stock to the shareholders and registered share pledgees of shares of Techno Quartz’s common stock who are stated or recorded in its final shareholder register as of March 31, 2024, on the premise that a resolution to such effect will be adopted at its annual meeting of shareholders planned to be held on June 21, 2024.

(6)	Handling of treasury shares and the shares of the joint holding company that are to be allotted to GL Sciences and Techno Quartz

As GL Sciences and Techno Quartz are respectively planning that, before the Share Transfer takes effect, they will cancel their treasury shares which are currently held or may hereafter be newly acquired by them, within the range of such treasury shares that can be cancelled in practice, it is not planned that the shares of the joint holding company will be allotted for each company’s treasury shares; provided, however, that, due to the number of treasury shares to be actually cancelled before the effective date of the Share Transfer not yet having been determined, the aforementioned number of new shares to be issued by the joint holding company is subject to change.

In making the Share Transfer, as a result of the shares of the joint holding company being allotted to the shares of Techno Quartz held by GL Sciences (2,542,000 shares as of March 31, 2024) according to the relevant share transfer ratio, GL Sciences will be holding the shares of the joint holding company, which will become its wholly-owning parent company. However, on and after the effective date of the Share Transfer, such shares of the joint holding company, including those paid to the joint holding company as dividends in kind, will be disposed of at a reasonable timing in accordance with the provisions of the Companies Act. The method of such disposal will be announced as soon as it is determined.

3.	Grounds for Details of Allotment Pertaining to the Share Transfer
(1)	Grounds and reasons for details of allotment

To ensure the fairness of the share transfer ratio and other aspects of the Share Transfer, GL Sciences has appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as its financial advisor and third-party valuation institution, and TMI Associates as its legal advisor. Meanwhile, Techno Quartz has appointed Daiwa Securities Co., Ltd. (“Daiwa Securities”) as its financial advisor and third-party valuation institution, and City-Yuwa Partners as its legal advisor. Both companies have obtained valuation reports with regard to the share transfer ratio from their respective third-party valuation institutions as of February 8, 2024.

GL Sciences and Techno Quartz carefully examined the share transfer ratio upon comprehensively taking into consideration: (i) the calculation results and advice regarding the share transfer ratio that were provided by their respective financial advisors and third-party valuation institutions; (ii) the advice from their respective legal advisors; and (iii) the results of due diligence mutually conducted on one another, their respective financial conditions, business performance trends, share price trends, etc., in addition to having a series of negotiations and discussions, and ultimately reached the conclusion that the share transfer ratio described in 2. (3) above is appropriate, and decided on the share transfer ratio in the Share Transfer at their respective board of directors meetings held on February 9, 2024, and agreed to the same in the MOU.

In addition, with regard to the conditions forming the basis for the calculation of the share transfer ratios specified above, GL Sciences and Techno Quartz have confirmed that there has been no material change therein after the execution of the MOU, which would affect such share transfer ratios, and have also agreed to such share transfer ratios in the Management Integration Agreement and the Share Transfer Plan, both dated today.

(2)	Matters relating to the valuation
(i)	Name of the valuation institutions and relationship with GL Sciences and Techno Quartz

Neither Mitsubishi UFJ Morgan Stanley Securities, as the valuation institution of GL Sciences, nor Daiwa Securities, as the valuation institution of Techno Quartz, is a related party of either GL Sciences or Techno Quartz or has any material interest that should be specifically noted in connection with the Share Transfer.

(ii)	Outline of calculation

The outline of the calculation by each of Mitsubishi UFJ Morgan Stanley Securities and Daiwa Securities is as specified in the February 9 Press Release.

(3)	Handling of expected delisting and the joint holding company’s listing application

GL Sciences and Techno Quartz are planning to conduct a technical listing of the shares of the newly established joint holding company on the Tokyo Stock Exchange. The listing date is scheduled for October 1, 2024. Furthermore, as GL Sciences and Techno Quartz will become wholly-owned subsidiaries of the joint holding company upon the Share Transfer, their shares are respectively planned to be delisted from the Tokyo Stock Exchange as of September 27, 2024, prior to the listing of the joint holding company. The actual delisting date will be determined pursuant to the relevant regulations of the Tokyo Stock Exchange.

(4)	Measures to ensure fairness

As GL Sciences is the controlling shareholder of Techno Quartz, and Techno Quartz is a subsidiary of GL Sciences, the Share Transfer constitutes a material transaction, etc. for Techno Quartz. Therefore, the respective measures specified in the February 9 Press Release have been taken to ensure the fairness of the Share Transfer.

(5)	Measures to avoid conflicts of interest

As GL Sciences is the controlling shareholder of Techno Quartz, and Techno Quartz is a subsidiary of GL Sciences, the Share Transfer constitutes a material transaction, etc., with a controlling shareholder for Techno Quartz. Therefore, in order to avoid conflicts of interest, the respective measures specified in the February 9 Press Release have been taken in executing the MOU dated February 9, 2024.

4.	Outline of parties to the Share Transfer (as of March 31, 2024)
(1) Name	GL Sciences, Inc.	Techno Quartz, Inc.
(2) Location	6-22-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo	1-32-2 Honcho, Nakano-ku, Tokyo
(3) Title and Name of Representative	President (Representative Director) Yoshihiro Nagami	President (Representative Director) Ikunobu Sonoda
(4) Description of Business	Production and sale of products in relation to analytical instruments, semiconductor-related products, and products in relation to contactless smart cards, as well as purchase and sale of goods of similar kinds thereto.	Production, purchase and sale of quartz products for semiconductor manufacturing equipment, and the like.
(5) Capital	1,207,795,000 yen	829,350,000 yen
(6) Date of Establishment	February 1, 1968	October 2, 1976
(7) Number of Issued Shares	11,190,000 shares	3,900,000 shares
(8) Fiscal Term End	March 31	March 31
(9) Number of Consolidated Employees	1,091	544
(10) Main Banks	MUFG Bank, Ltd. The Yamaguchi Bank, Ltd. The Minato Bank, Ltd. The Yamagata Bank, Ltd. Mizuho Bank, Ltd.	The Yamagata Bank, Ltd. MUFG Bank, Ltd. The Yamaguchi Bank, Ltd. Mizuho Bank, Ltd. The Minato Bank, Ltd.
(11) Major Shareholders and Shareholding Ratio (excluding indirect holdings)

GL Sciences Employee Shareholding Association 7.62%

Shimadzu Corporation 5.18%

Reiko Mori 4.52%

MUFG Bank, Ltd. 4.45%

The Yamaguchi Bank, Ltd. 4.43%

The Minato Bank, Ltd. 3.97%

Tokyo Small and Medium Business Investment & Consultation Co., Ltd. 3.80%

WWF Japan 3.57%

YMC Co., Ltd. 3.02%

J.P. MORGAN SE – LUXEMBOURG BRANCH 381639

2.29%

GL Sciences, Inc. 65.18%

Techno Quartz Employees Shareholding Association 1.66%

The Yamagata Bank, Ltd. 1.28%

MSIP CLIENT

SECURITIES 1.03%

MUFG Bank, Ltd. 1.03%

Custody Bank of Japan, Ltd. (trust account) 0.65%

Goldman Sachs International 0.63%

Yusuke Kida 0.62%

Yuzuru Maruyama 0.51%

The Yamaguchi Bank, Ltd. 0.51%

(12) Relationship between parties
Capital Relationship	As of today, GL Sciences holds 65.74% of the total number of issued shares of Techno Quartz (excluding treasury shares) and is a parent company of Techno Quartz.
Personnel Relationship	As of today, one (1) Representative Director of Techno Quartz is from GL Sciences.
Business Relationship	Techno Quartz’s primary business is the production/purchase/sale of quartz products for semiconductor manufacturing equipment, and it supplies part of its products to its parent company, GL Sciences.
Applicability to Related Parties	Techno Quartz is a consolidated subsidiary of GL Sciences and therefore constitutes a related party thereto.

(13) Operational results and financial situation from the last three (3) years

(i) GL Sciences (consolidated)	(unit: thousand yen unless otherwise specified.)
Fiscal Term	Fiscal Year ended March 31, 2022	Fiscal Year ended March 31, 2023	Fiscal Year ended March 31, 2024
Consolidated Net Assets	31,529,603	35,578,381	39,943,674
Consolidated Total Assets	42,975,215	51,011,629	55,185,061
Consolidated Net Assets Per Share (yen)	2,612.48	2,913.37	3,253.26
Consolidated Net Sales	33,119,805	38,679,841	37,148,173
Consolidated Operating Profit	4,806,900	6,034,231	5,714,132
Consolidated Ordinary Profit	4,998,479	6,468,701	6,108,932
Net Profit for Fiscal Year Attributable to Owners of the Parent Company	2,795,295	3,499,060	3,430,655
Consolidated Net Profit Per Share for the Fiscal Year (yen)	272.45	341.05	334.38
Dividend Per Share (yen)	50	65	70

(ii) Techno Quartz (consolidated)	(unit: thousand yen unless otherwise specified.)
Fiscal Term	Fiscal Year ended March 31, 2022	Fiscal Year ended March 31, 2023	Fiscal Year ended March 31, 2024
Consolidated Net Assets	13,779,235	16,590,275	19,154,124
Consolidated Total Assets	18,310,579	23,792,829	25,753,577
Consolidated Net Assets per Share (yen)	3,563.16	4,290.54	4,953.67
Consolidated Net Sales	15,820,383	20,063,599	17,065,522
Consolidated Operating Profit	3,164,184	4,068,268	3,615,698
Consolidated Ordinary Profit	3,231,717	4,354,594	3,838,004
Net Profit for Fiscal Year Attributable to Owners of the Parent Company	2,200,300	2,957,974	2,729,472
Consolidated Net Profit Per Share of the Fiscal Year (yen)	568.97	764.97	705.89
Dividend Per Share (yen)	500	130	130

(Note 1) As of October 1, 2022, the common stock was split in a ratio of five (5) for one (1). The value of net assets per share and net profit per share for the fiscal year have been calculated by assuming that such stock split was conducted at the beginning of the fiscal year ended on March 31, 2022.

5.	Status of the joint holding company to be newly established through the Share Transfer
(1) Name	GLTECHNO HOLDINGS, INC.
(2) Location	Shinjuku-ku, Tokyo
(3) Title and Name of Representative

Representative Director and President: Yoshihiro Nagami

Representative Director and Vice President: Ikunobu Sonoda

Director: Osamu Serizawa

Outside Director (Audit and Supervisory Board Member): Takahiro Saito

Outside Director (Audit and Supervisory Board Member): Yumiko Nagasawa

Outside Director (Audit and Supervisory Board Member): Taketo Morita

(4) Description of Business	Business administration of its subsidiaries and group under its control, and other business activities incidental or related thereto
(5) Capital	300 million yen
(6) Fiscal Term	Fiscal year ended March 31
(7) Net Assets	To be determined.
(8) Total Assets	To be determined.
(9) Financial Auditor	Audit Corporation A&A Partners

6.	Outline of Accounting Treatment Incidental to the Share Transfer

The accounting treatment pertaining to the Share Transfer is expected to fall under a “transaction under common control, etc.,” in accounting standards in connection with business combinations, although the details of the accounting treatment remain undecided as of now. We will announce the outline of the accounting treatment once it has been determined.

7.	Future Outlook

The management policies, plans, performance forecast, etc., of the joint holding company to be established through the Share Transfer will be considered between GL Sciences and Techno Quartz in the future and announced once determined.

8.	Transactions with Controlling Shareholder

The Management Integration constitutes “transactions, etc., with a controlling shareholder,” for Techno Quartz, since GL Sciences holds 65.74% (as of December 31, 2023) of Techno Quartz’s issued shares (excluding its treasury shares) and Techno Quartz is a subsidiary of GL Sciences. The following matters are as specified in the February 9 Press Release: in Techno Quartz, (i) the status of conforming to the policy regarding measures to protect minority shareholders; (ii) any matters with regard to measures to ensure fairness and avoid any conflicts of interest; and (iii) an outline of the opinion obtained from those with no interest in controlling shareholders, regarding such transactions not being disadvantageous to the minority shareholders.

(Reference)

Consolidated performance forecast for the current fiscal term and consolidated results for the previous fiscal term at GL Sciences (as disclosed on May 10, 2024)

(unit: million yen)

Fiscal Term	Consolidated Net Sales	Consolidated Operating Profit	Consolidated Ordinary Profit	Net Profit for Fiscal Year Attributable to Owners of the Parent Company
Performance Forecast for Fiscal Term (Fiscal Year ending March 31, 2025)	39,120	5,980	6,030	3,320
Results for Previous Fiscal Year (Fiscal Year ended March 31, 2024)	37,148	5,714	6,108	3,430

(Note 1) GL Sciences is planning to conduct the management integration with Techno Quartz through the establishment of a joint holding company on October 1, 2024. The performance forecast for fiscal term set forth above has been calculated based on GL Sciences’ current company structure, and it is planned that the performance forecast for the joint holding company will be released in the future.

Consolidated performance forecast for the current fiscal term and consolidated results for the previous fiscal term at Techno Quartz (as disclosed on May 10, 2024)

(unit: million yen)

Fiscal Term	Consolidated Net Sales	Consolidated Operating Profit	Consolidated Ordinary Profit	Net Profit for Fiscal Year Attributable to Owners of the Parent Company
Performance Forecast for Fiscal Term (Fiscal Year ending March 31, 2025)	18,000	3,720	3,690	2,610
Results for Previous Fiscal Year (Fiscal Year ended March 31, 2024)	17,065	3,615	3,838	2,729

(Note 1) Techno Quartz is planning to conduct the management integration with GL Sciences through the establishment of a joint holding company on October 1, 2024. The performance forecast for fiscal term set forth above has been calculated based on Techno Quartz’ current company structure, and it is planned that the performance forecast for the joint holding company will be released in the future.

End.